Exhibit 99.1

Press Release

Virgin Express Holdings PLC (Euronext Brussels: VIRE; OTC Bulletin Board: VIRGY), London

Tuesday 30th March 2004

Virgin Express Holdings PLC Focused on
Building Leadership Position in Brussels

Highlights

•                  Heavy ticket discounting within the industry resulted in EUR 14.8 million operating loss.

•                  Operating costs well controlled.

•                  Industry leading on-time arrival performance at 93.4% over the year.

•                  Voted “Best Short Haul Airline” by Belgian travel trade for the second consecutive year.

•                  Common ownership of Virgin Express NV/SA and SN Brussels Airlines NV/SA (SNBA) under discussion.

•                  Focused on building  leadership position in the Brussels market.

Chairman’s Statement

Four years ago we undertook a fundamental restructuring of our operations, with an exit from charter operations and from our Irish subsidiary, as well as a halving of our fleet with a focus on Brussels.  Further progress was achieved despite the tragedy of September 11th 2001 and the collapse of Sabena later that year, and with it, the cancellation of a code share agreement accounting for approximately EUR 100 million of guaranteed income. So far so good.

In 2003 we have had to deal with another set of challenges.  These included disruptions caused by the Iraq war and unprecedented price discounting by network operators in order to fill their excess capacity.  Finally, we have had to compete against Ryanair, operating with illegal subsidies out of Charleroi Airport.  As a result, our average revenue per available seat kilometre (ASK) dropped by 21% during 2003.  Costs per ASK were managed down by 11%, but this improvement was not enough to offset the revenue declines.  In 2003 we suffered operating losses of EUR 14.8 million.

Despite these challenges we continue to offer our customers superb value for money.  In 2003 we carried 2.5 million passengers on our scheduled routes, 5% more than last year and we remain the largest intra-European passenger carrier from Brussels Airport.  We fly from Brussels to 16 major cities around Europe flying over 65% of the passengers to Barcelona, Malaga and Nice, and over 45% of the passengers to Lisbon, Rome, Athens and Geneva.  We pride ourselves on delivering industry leading punctuality.  Over the full year we achieved an on-time arrival performance of 93.4%. In November 2003 we were voted the “Best Short Haul Airline of the Year” by the Belgian trade, for the second consecutive year.

Costs have been well controlled.  This has been helped by the strengthening of the Euro against the US dollar, but hampered by higher fuel costs.  Our average cost per ASK now stands at 5.44 EUR cents, competitive within the low fare industry and significantly below that of the network operators.  Given our low cost position we are surprised to find large network operators pricing below our costs, particularly in the case of Alitalia on flights to Milan and Rome.  We will be interested to hear the EC’s view of this airline’s activities.

Airport charges at Zaventem continue to be uncompetitive when compared to airports serving markets of similar size and these high costs place Belgian airlines operating from there at a serious disadvantage.  We are not looking for illegal subsidies of the type that have benefitted Ryanair at Charleroi. However, we want a fair deal.  Aircraft lease costs have been reduced by 20%.  Passenger service costs are also down by 8% by offering a wide selection of on board drinks, snacks and meals at value prices.

Significant effort has been made to improve all business processes within Virgin Express and in preparation for the discussions between our major shareholder and the owners of SNBA, we have completed a substantive audit of all aspects of our business.  As a result of this audit, problems have been identified in one of our previous IT systems and the associated controls used in these years.  This led to historically uncollectable debts necessitating adjustments to our 1999, 2000 and 2001 profit and loss accounts.  No such errors occurred in 2002 and 2003.  We have now converted to the MOAB reservation system, used by over 30 other airlines.  At the same time we have strengthened both our finance team and procedures to ensure that inaccuracies like this will not recur.

We have also strengthened our balance sheet during the year by successfully raising EUR 35 million of equity to repay loan obligations. As a result of the rights issue, Virgin Sky Investments Limited (VSIL), increased its shareholding to 88.6%.   In addition, VSIL agreed to make a new EUR 50 million working capital facility available.

Over recent years we have reviewed available opportunities to expand into adjacent countries with our low fare concept.  In early 2003 we applied for 25,000 take off and landing slots at Orly airport in Paris, following the collapse of AirLib.  On being offered fewer than 6,000 slots by the slot coordinator, on three unprofitable routes, we withdrew.  Other potential opportunities have been reviewed but have not materialised.  As a management team we are now committed to and focused on building a leadership position in the Belgian market.

In September 2003 I announced that our major shareholder, VSIL, had been approached by a third party investment bank, suggesting that opportunities may exist to combine our operations with those of SNBA.  This initiative is consistent with our strategy to build a leadership position in Brussels.  Discussions have continued between our respective shareholders resulting in a non-binding letter of intent being signed and announced on 16th March 2004.  The Board of Virgin Express Holdings PLC believes that the transaction contemplated may be in the best interests of our shareholders, employees and customers.  We would expect to achieve significant mutual benefits for both Virgin Express and SNBA through network optimisations.  Following further discussions and the completion of satisfactory due diligence, we would expect to announce the Board’s decision in the near future.  Regulatory approval may be required.

During 2004 we will make further cost reductions as a result of aircraft lease extensions at significantly lower rates and further contract negotiations.  Yields have shown some improvement over the first quarter compared with last year, though seasonal losses are expected.  For the rest of the year we would hope for further improvements in yields and load factors.

In 2003 we faced unprecedented price discounting as the major network operators reacted to the growing competition from European low fare operators.  In order to fill their excess capacity they cut ticket prices well below their costs.  Significant losses on European routes in some cases have been subsidised by profits on long haul routes.   The low fare market is here to stay and we would expect the market to grow both with leisure and business traffic.  High cost network operators will need to rationalise their capacity in line with their reduced share of the market, particularly on short and medium haul journeys. In spite of a difficult year, we are confident that as long as we keep our costs low and we offer the travelling public superb value for money, we will prosper.

DAVID HOARE

EXECUTIVE CHAIRMAN

Results for the Year

For the year 2003, Virgin Express Holdings PLC reported a net loss of EUR 19.6 million versus a net profit of EUR 0.4 million in 2002. The net result for the three months ended 31st December 2003 was a loss of EUR 9.6 million as compared to a net loss of EUR 247,000 for the previous year.

Net income per IDS and ADS for the quarter and full year are shown in the table below.

Earnings per IDS and ADS	4Q 2002	4Q 2003	Year 2002	Year 2003
EUR per IDS	0.05	-0.24	0.08	-0.88
USD per ADS	0.05	-0.29	0.08	-0.99
Average Shares [1]	4,842,500	39,950,625	4,842,500	22,300,112
USD/EUR (Average) Exchange Rate	0.984	1.189	0.946	1.131

Revenues

Revenue for the full year decreased by 9% to EUR 207.1 million versus EUR 227.3 million in 2002. Total revenue in Q4 decreased by 15% to EUR 45.2 million, compared to EUR 52.9 million in Q4 2002.

•                  Despite carrying 5% more passengers during the year, company turnover on scheduled flights decreased by 4% due to the continuous pressure on the fares resulting from the overcapacity in the market and global concerns about war and terrorism.

•                  Charter activity was brought down from EUR 11.5 million to EUR 3.8 million in order to concentrate on core scheduled activities.

Expenses

Virgin Express was able to decrease its operating expenses by 1% compared to last year. This improvement was made by strict cost control discipline throughout all activities. The system unit costs (cost per ASK) have been decreased by 11% versus last year from 6.14 to 5.44 Euro cents per ASK for the full year.

•                  Aircraft leasing costs were reduced by 20%.

•                  Passenger services decreased by 8% mainly as a result of the decision to sell a comprehensive catering product on board as from 30th March 2003 on.

•                  Station operation costs were reduced by 3% by the renegotiation of the handling contracts in various outstations.

•                  The non-operating loss of EUR 4.3 million was mainly due to interest paid on loans from VSIL.

1 On 28 April 2003, each ordinary share of €0.0024789 together with one ordinary share of €0.0075211 (issued by way of a capitalisation of reserves) was consolidated into one new ordinary share of €0.01.  There was no change to the number of shares as a result.  On the same date, Virgin Express Holdings PLC increased its authorised capital and made a "Placing and Open Offer" of 35,108,125 new ordinary shares to the company’s majority shareholder Virgin Sky Investments Limited and other qualifying shareholders (i.e. IDR holders but excluding ADR holders in the US). This was underwritten by the IDR holders (through the registered holder Guaranty Nominees Ltd) for an amount of €2,589,439 in consideration for the allotment of  €2,589,439 new ordinary shares of €0.01 each at an issue price of €1.00.  Virgin Sky Investments Ltd subscribed to the remainder, i.e. for an amount of €32,518,686 in consideration for the allotment to it of 32,518,686 ordinary shares at the same issue price of €1.00.

During the years 1999, 2000 and 2001 the IT systems used for reservations and accounting and those of the credit card companies did not interface accurately.  This mismatch caused an inability to collect EUR 7.4 million, amounting to less than 1% of the total revenue over the 3-year period, which will be corrected as a prior year adjustment to shareholder funds as at 31 December 2002.

With the exception of the historical factual information, the statements made in this press release constitute forward-looking statements under the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current expectations and involve certain assumptions, risks and uncertainties that could cause actual results to differ materially from those included or contemplated by the statements. The company disclaims any obligation to update any forward-looking statements as a result of developments occurring after the issuance of the press release.

A table of quarterly and full year results is attached.

Contacts:

Media Relations: Yves Panneels, Corporate Communication Manager, tel. +32 (2) 752 06 77

Virgin Express Holdings PLC
Unaudited Results for the Three Months Ended
31 December 2002 and 2003.

(EUR Thousands)		Three Months Ended 31 December			Twelve Months Ended 31 December
		2002	2003	var	2002	2003	var
Revenue
Scheduled		45,893	41,090	-10%	203,613	195,682	-4%
Charter		1,183	403	-66%	11,469	3,797	-67%
Other		5,813	3,665	-37%	12,241	7,587	-38%
Total Revenue		52,890	45,157	-15%	227,323	207,066	-9%
Operating Expenses
Flight Operations		3,617	4,267	18%	17,322	17,564	1%
Aircraft Fuel		6,545	7,121	9%	25,319	28,167	11%
Navigation Fees		4,435	4,931	11%	17,737	20,870	18%
Maintenance		5,086	4,182	-18%	26,202	24,237	-7%
Aircraft Ownership		9,859	9,907	0%	45,693	36,675	-20%
Station Operations		8,818	7,350	-17%	37,479	36,445	-3%
Passenger Services		3,203	4,610	44%	16,653	15,364	-8%
Sales & Marketing		4,371	6,058	39%	19,672	21,698	10%
Depreciation & Amort.		550	445	-19%	1,673	2,135	28%
General & Administrative		4,363	6,139	41%	16,929	18,733	11%
Total Operating Expenses		50,845	55,009	8%	224,678	221,888	-1%
Operating Profit / (Loss)		2,045	(9,852)	-582%	2,645	(14,822)	-660%
Non Operating Income / (Loss)		(2,782)	391	-114%	(2,601)	(4,258)	64%
Profit / (Loss) before taxation and Minority interests		(737)	(9,461)		45	(19,080)
Tax and Minority interests		489	(165)	-134%	365	(498)	-236%
Profit / (Loss) after taxation and Minority interests		(247)	(9,626)		410	(19,578)

Operating Data
Scheduled Services (Euro cents/KM)
RPKs (000)		680,118	666,734	-2%	2,672,136	3,256,511	22%
ASKs (000)		849,846	908,303	7%	3,310,251	4,005,252	21%
Load Factor		80.0%	73.4%	-8.3%	80.7%	81.3%	0.7%
Revenue per RPK		6.75	6.16	-9%	7.62	6.01	-21%
Revenue per ASK		5.40	4.52	-16%	6.15	4.89	-21%
Flights Flown		4,879	4,811	-1%	20,264	20,503	1%
Passengers Flown		579,423	533,520	-8%	2,377,562	2,500,290	5%
Block Hours Flown		10,363	10,063	-3%	40,527	43,696	8%
Charter Services (Euro cents/KM)
RPKs (000)		14,344	4,215	-71%	166,067	45,960	-72%
ASKs (000)		23,158	9,316	-60%	229,219	75,550	-67%
Flights Flown		94	34	-64%	959	405	-58%
Passengers Flown		7,893	3,231	-59%	94,722	32,641	-66%
Block Hours Flown		231	105	-55%	2,388	815	-66%
Total (Euro cents/KM)
RPKs (000)		694,462	670,949	-3%	2,838,203	3,302,471	16%
ASKs (000)		873,004	917,619	5%	3,539,470	4,080,802	15%
Revenue per RPK		7.62	6.73	-12%	8.01	6.27	-22%
Revenue per ASK		6.06	4.92	-19%	6.42	5.07	-21%
Flights Flown		4,973	4,845	-3%	21,223	20,908	-1%
Ave. Flight Length		1,178	1,256	7%	1,222	1,286	5%
Passengers Flown		587,316	536,751	-9%	2,472,284	2,532,931	2%
Block Hours Flown		10,594	10,168	-4%	42,915	44,511	4%
Fuel Gallons (000)		7,894	7,546	-4%	31,907	33,051	4%
Operating Cost/ASK (1)		5.68	5.99	6%	6.14	5.44	-11%
Ave Fuel Price (US cents per gallon)		83.31	92.58	11%	75.99	95.54	26%
Ave Exchange Rate	$/EUR	0.984	1.189	21%	0.946	1.131	20%
Ending Exchange rate	$/EUR	1.049	1.263	20%	1.049	1.263	20%